Spartan Energy Acquisition Corp.

9 West 57th Street, 43rd Floor

New York, New York 10019

September 11, 2020

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Spartan Energy Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed August 7, 2020

File No. 001-38625

Ladies and Gentlemen:

Set forth below are the responses of Spartan Energy Acquisition Corp. (the “Company,” “Spartan,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated September 1, 2020, with respect to the Company’s preliminary proxy statement, File No. 001-38625, filed with the Commission on August 7, 2020 (the “Preliminary Proxy Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Proxy Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions included in the responses correspond to the Amended Proxy Statement, unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amended Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed August 7, 2020 General

1.	Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X, as applicable.

RESPONSE: The Company respectfully advises the Staff that it has included second quarter financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X in the Amended Proxy Statement in response to the Staff’s comment.

2.

Please revise the cover page to highlight to investors that they will have almost no ability to effect corporate decisions given the voting power to be held by Mr. Fisker and Dr. Gupta following the transaction.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on the page immediately prior to page i of the Amended Proxy Statement in response to the Staff’s comment.

Securities and Exchange Commission

September 11, 2020

Fisker, Inc., page 14

3.	Revise the disclosure on page 215 to explain the “legendary” design and engineering expertise of Mr. Fisker. Also revise to clarify how the to-be-developed vehicle will have “strong emotional” appeal.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages v, 14, 79 and 173 of the Amended Proxy Statement in response to the Staff’s comment.

Selected Historical Financial and Operating Data of Spartan, page 27

4.	Your total stockholders’ equity amounts in the table appear to include redeemable common stock outside of permanent equity. Please revise your disclosure.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 28 of the Amended Proxy Statement in response to the Staff’s comment.

Risk Factors, page 31

5.

In light of the voting control by Mr. Fisker and Dr. Gupta after the transaction, please provide us your analysis of whether you will be a “controlled company” under exchange listing rules and, if so, describe the corporate governance exemptions that will be available to you and the related risks to investors.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 57 of the Amended Proxy Statement in response to the Staff’s comment.

6.

It appears from your disclosure beginning on page 124 that the tax consequences are uncertain for investors who exercise their redemption rights. If so, please add a risk factor describing that fact and related risks.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 75 of the Amended Proxy Statement in response to the Staff’s comment.

7.	Please add risk factor disclosure describing the risks associated with the lack of a third-party valuation or fairness opinion.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 68 of the Amended Proxy Statement in response to the Staff’s comment.

New Fisker charter documents..., page 53

8.

Please revise to describe the provisions set forth in Article XII and Section 4 of Article VI of New Fisker’s charter, and relate the effect of those provisions and the ones you currently disclose to the post-transaction voting power to be held by Mr. Fisker and Dr. Gupta.

Securities and Exchange Commission

September 11, 2020

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 54 of the Amended Proxy Statement in response to the Staff’s comment.

If third parties bring claims against us..., page 62

9.	Please revise to clarify whether any third parties have refused to sign the waivers to which you refer.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 63 of the Amended Proxy Statement to clarify that no third parties have refused to sign such waivers.

Our Sponsor, directors, officers, advisors..., page 68

10.	Please update this disclosure, as necessary, to reflect any purchases or other acquisitions that actually occur.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 70 of the Amended Proxy Statement to clarify that no such purchases or acquisitions have occurred to date. The Company will update this disclosure to reflect any such purchases or other acquisitions that may occur.

Comparative Share Information, page 88

11.

Please revise the table to include historical comparative information for Fisker for all periods presented. In addition, please expand the table or footnote (1) to include quantitative disclosure of the components of your book value per share calculation.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 92 of the Amended Proxy Statement in response to the Staff’s comment. Additionally, the Company has expanded the footnote to include the components of the book value per share calculation. Please refer to the updated disclosure on page 92.

Lock-up agreements, page 108

12.	Please revise to clarify the number of shares held by the “certain” investors in Fisker who will enter into the lock-up agreements.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 112 of the Amended Proxy Statement in response to the Staff’s comment.

Securities and Exchange Commission

September 11, 2020

Background of the Business Combination, page 109

13.

Please revise to clarify how the nature, such as the dual-class structure, and amount of consideration were determined through the negotiations of the parties, including any proposals and counter-proposals. For example, clarify the “key terms” regarding deal structure, valuation and sources and uses of funds mentioned on page 110. Also, where you mention that your board considered aspects of Fisker’s business, describe specifically what it considered. For example, you mention on page 111 a review of manufacturing and design aspects and agreements and anticipated arrangements with third parties including VW. You also mention on page 112 a consideration of the status of contractual agreement with VW and alternatives if an agreement was not reached.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 114, 115 and 117 of the Amended Proxy Statement in response to the Staff’s comment.

Spartan Board’s Reasons for the Approval of the Business Combination, page 113

14.

Please revise to explain in greater detail how each bullet point supports the board’s conclusion to enter into the business combination. For example, explain how the research on public companies and meetings and calls with potential suppliers relates to the conclusion of the board to enter into the transaction.

RESPONSE: The Company respectfully advises the Staff that the bullets contained on pages 118 and 119 (including bullet points cited by the Staff regarding the research on comparable public companies and meetings and calls with potential suppliers) described the due diligence conducted by Spartan’s management and Spartan’s advisors. As such, many of the bullet point items factored into the Spartan Board’s conclusion to enter into the business combination in a positive manner (as support for the factors in the bullet point items on page 118) or in a negative manner (as a basis for the potentially negative factors in the bullet point items on the bottom of page 118 and the top of page 119), or the diligence described may have supported both the conclusion to enter into the business combination and negative factors. Many of the bullet point items did not specifically support any one reason, but factored into the overall view of the transaction and its positives and negatives. The Company has revised the description of the factors supporting the business combination on pages 118 and 119 to expand the discussion and include a description of how key diligence items supported certain bullet points.

Unaudited Prospective Financial Information, page 116

15.	Please disclose the basis underlying the prospective financial and non-financial metrics in the tables on pages 117 and 118.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 123 of the Amended Proxy Statement in response to the Staff’s comment.

Securities and Exchange Commission

September 11, 2020

Satisfaction of 80% Test, page 118

16.	Please revise to clarify how the Spartan board determined the fair market value of Fisker is 80% of the balance of funds in the Trust Account.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 123 of the Amended Proxy Statement in response to the Staff’s comment.

Proposal No. 5 – The Additional Charter Proposal, page 135

17.	Please revise to further explain other changes to the charter that “the Spartan Board deems appropriate for a public operating company.”

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 139 of the Amended Proxy Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Fisker Liquidity and Capital Resources, page 164

18.	Please revise to disclose the fact that Fisker’s independent auditor has expressed substantial doubt about the company’s ability to continue as a going concern.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 169 of the Amended Proxy Statement in response to the Staff’s comment.

Information about Fisker, page 169

19.	Noting your ongoing discussions with VW, please include in this section a discussion of your plans with respect to manufacturing, including where and how you plan to manufacture your vehicles.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 177 of the Amended Proxy Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Spartan Going Concern and Liquidity Considerations, page 195

20.

Please expand your discussion here and also add a risk factor to disclose that your independent auditor has expressed a going concern opinion. In addition, please update the mandatory liquidation date based on the Charter Amendment approved on August 3, 2020.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 60 and 199-200 of the Amended Proxy Statement in response to the Staff’s comment.

Securities and Exchange Commission

September 11, 2020

Beneficial Ownership of Securities, page 237

21.

We note your disclosure that Henrik Fisker and Dr. Geeta Gupta will have beneficial ownership of 30.3% the shares of common stock after the business combination. We note also your disclosure beginning on page vi that Henrik Fisker and Dr. Geeta Gupta will collectively have between 88.0% and 93.3% of the voting power of the capital stock of New Fisker on a fully-diluted basis immediately following the business combination. Please explain why these amounts are not reflected in the beneficial ownership table.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 242 and 243 of the Amended Proxy Statement in response to the Staff’s comment.

Spartan Energy Acquisition Corp Unaudited Condensed Financial Statements Registration Rights, page F-13

22.

Please disclose any potential cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties that could result from delays in registering your common stock. Refer to ASC 825-20-50-1.

RESPONSE: The Company advises the Staff that neither the IPO Registration Rights Agreement nor the A&R Registration Rights Agreement provides for the payment of any cash penalties. The Company has revised the disclosure on pages 20, 112, 246 and F-14 of the Amended Proxy Statement in response to the Staff’s comment.

Note 8 – Subsequent Events, page F-16

23.	Please disclose the actual date through which subsequent events have been evaluated in accordance with ASC 885-10-50-1.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page F-17 of the Amended Proxy Statement in response to the Staff’s comment.

24.

Please tell us what consideration you gave to disclosing the Business Combination Agreement you entered into with Fisker on July 10, 2020 and the Charter Amendment approved on August 3, 2020 which extended the mandatory liquidation date to February 14, 2021.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages F-17 and F-18 of the Amended Proxy Statement in response to the Staff’s comment.

Fisker Unaudited Condensed Financial Statements Note 17 – Subsequent Events, page F-52

25.

Please disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Securities and Exchange Commission

September 11, 2020

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page F-55 of the Amended Proxy Statement in response to the Staff’s comment.

*            *             *            *            *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Sincerely,

SPARTAN ENERGY ACQUISITION CORP.

By:	/s/ Geoffrey Strong

Name:	Geoffrey Strong
Title:	Chief Executive Officer

Enclosures

cc:	Ramey Layne, Vinson & Elkins L.L.P.
Henrik	Fisker, Fisker Inc.
Albert	Vanderlaan, Orrick Herrington & Sutcliffe LLP